EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET ANNOUNCES RETENTION OF 69 AIRCRAFT AND CONCLUSION OF 2006 RATE NEGOTIATIONS

HOUSTON, May 5, 2006 – ExpressJet Holdings (NYSE: XJT) today announced that it delivered notice to Continental Airlines that ExpressJet would retain all of the 69 aircraft being released from the company's capacity purchase agreement with Continental. The company previously announced in December 2005 that Continental elected to reduce the number of aircraft covered by the agreement and that ExpressJet could elect either to retain aircraft or return them to Continental.

The transition of these aircraft from the capacity purchase agreement is scheduled to begin in December 2006 and to be complete by June 2007. The company intends to utilize the 25 ERJ-145LR aircraft and 44 ERJ-145XR aircraft to pursue various strategic options outside the capacity purchase agreement.

The company also announced that in April 2006 it concluded negotiations with Continental to revise the scheduled block hour rates for 2006 under the capacity purchase agreement. Consistent with the 2005 rates, ExpressJet will continue to receive payment for each scheduled block hour in accordance with a formula designed to provide it with an operating margin of 10% for its Continental Express operations. The rates are retroactive to January 1, 2006.

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, and provides third-party training through its Training Services division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

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Some of the statements in this document are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect actual results, and variances from current expectations regarding these factors could cause actual results to differ materially from those expressed in these forward-looking statements. Some of the known risks that could significantly impact results include: the company's dependence on its capacity purchase agreement with Continental; the company's dependence on Continental's financial and operational stability; the company's aircraft and facility leases with Continental; the company's ability to implement its growth and diversification strategies, including the profitable use of the 69 aircraft outside of the capacity purchase agreement; flight disruptions as a result of operational matters; regulatory requirements; and competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the Securities and Exchange Commission, including its 2005 annual report on Form 10-K. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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